SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010

PRANA BIOTECHNOLOGY LIMITED
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 File No. 333-116232 and Form S-8 File No. 333-153669.

PRANA BIOTECHNOLOGY LIMITED
(a development stage enterprise)

6-K Items

1.
Condensed Consolidated Financial Statements of Prana Biotechnology Limited and Subsidiaries (a development stage enterprise) as of December 31, 2009 and for the six months ended December 31, 2009 and 2008 and Operating and Financial Review and Prospects for the six months ended December 31, 2009 and December 31, 2008.

ITEM 1

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009
IN AUSTRALIAN DOLLARS

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in Australian dollars)

		Unaudited	Audited
		December 31,	June 30,
		2009	2009
ASSETS	Note
Current Assets
Cash and cash equivalents		8,372,006	4,304,977
Trade and other receivables		11,233	526
Other current assets		119,860	185,433

Total Current Assets		8,503,099	4,490,936

Non-Current Assets
Plant and equipment		74,773	71,150
Other non-current assets		35,164	35,164

Total Non-Current Assets		109,937	106,314

Total Assets		8,613,036	4,597,250

LIABILITIES
Current Liabilities
Trade and other payables		682,105	604,142
Provisions		215,268	194,903

Total Current Liabilities		897,373	799,045

Non-Current Liabilities
Provisions		65,321	48,389

Total Non-Current Liabilities		65,321	48,389

Total Liabilities		962,694	847,434

Net Assets		7,650,342	3,749,816

Equity
Issued and unissued capital	7	75,114,862	70,188,989
Reserves	8	8,317,830	7,127,332
Accumulated losses		(75,782,350)	(73,566,505)

Total Equity		7,650,342	3,749,816

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in Australian dollars)
(Unaudited)

		Six months ended December 31,
	Note	2009	2008
Revenue from ordinary activities		92,856	335,379

Intellectual property expenses		(257,882)	(782,474)
Auditor and accounting expenses		(111,573)	(105,974)
Research and development expenses	4	289,316	(1,537,946)
Personnel expenses		(1,583,589)	(2,265,496)
Depreciation expenses		(16,665)	(15,693)
Other expenses		(482,704)	(545,477)
Travel expenses		(118,460)	(187,707)
Public relations and marketing expenses		(58,280)	(118,543)
Gain (loss) on fair valuation of financial liabilities	6	-	532,597
Foreign exchange gain (loss)		31,136	48,824

Loss before income tax expense		(2,215,845)	(4,642,510)

Income tax expense		-	-

Loss for the period		(2,215,845)	(4,642,510)

Other comprehensive income		-	-

Total comprehensive income for the period		(2,215,845)	(4,642,510)

Loss per share for loss attributable to the ordinary equity holders of the Company:		Cents	Cents
Basic loss per share	9	(1.00)	(2.30)
Diluted loss per share	9	(1.00)	(2.30)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONSOLIDATED CASH FLOW STATEMENT
(in Australian dollars)
(Unaudited)

	Six months ended December 31,
	2009	2008
Cash Flows related to Operating Activities
Payments to suppliers and employees	(1,681,887)	(3,930,670)
Interest received	82,297	420,833

Net Operating Cash Flows	(1,599,590)	(3,509,837)

Cash Flows related to Investing Activities
Payment for purchase of plant and equipment	(20,288)	(34,752)

Net Investing Cash Flows	(20,288)	(34,752)

Cash Flows related to Financing Activities
Proceeds from issue of securities	6,000,000	114,000
Transaction costs relating to equity issuances	(339,878)	(7,848)

Net Financing Cash Flows	5,660,122	106,152

Net increase in cash and cash equivalents	4,040,244	(3,438,437)

Cash and cash equivalents at the beginning of the half year	4,304,977	11,219,035

Effects of exchange rate changes on cash and cash equivalents	26,785	71,279

Cash and cash equivalents at the end of the half year	8,372,006	7,851,877

The above Consolidated Cash Flow Statement should be read in conjunction with the following notes.

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in Australian dollars)

	Issued and Unissued Capital	Reserve	Accumulated Losses	Total
Balance at 30 June 2008	69,842,303	6,067,740	(66,043,716)	9,866,327

Transactions with owners in their capacity as owners:
Shares issued gross of costs	136,500	-	-	136,500
Options exercised	152,070	(152,070)	-	-
Options issued	-	560,000	-	560,000
Transaction costs	(7,848)	-	-	(7,848)
Share options – value of share option scheme	-	260,339	-	260,339
	280,722	668,269	-	948,991

Loss for the period	-	-	(4,642,510)	(4,642,510)
Total comprehensive income for the period	-	-	(4,642,510)	(4,642,510)
As at December 31, 2008	70,123,025	6,736,009	(70,686,226)	6,172,808

Transactions with owners in their capacity as owners:
Shares issued gross of costs	5,625	-	-	5,625
Options exercised	65,684	(65,684)	-	-
Options issued	-	200,913	-	200,913
Transaction costs	(5,345)	-	-	(5,345)
Share options – value of share option scheme	-	256,094	-	256,094
	65,964	391,323	-	457,287

Loss for the period	-	-	(2,880,279)	(2,880,279)
Total comprehensive income for the period	-	-	(2,880,279)	(2,880,279)
As at June 30, 2009	70,188,989	7,127,332	(73,566,505)	3,749,816

PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES
(a development stage enterprise)

Transactions with owners in their capacity as owners:
Shares issued gross of costs	5,142,857	-	-	5,142,857
Options exercised	72,508	(72,508)	-	-
Options issued	-	1,154,743	-	1,154,743
Equity to be issued	50,386	-	-	50,386
Transaction costs	(339,878)	-	-	(339,878)
Share options – value of share option scheme	-	108,263	-	108,263
	4,925,873	1,190,498	-	6,116,371

Loss for the period	-	-	(2,215,845)	(2,215,845)
Total comprehensive income for the period	-	-	(2,215,845)	(2,215,845)
As at December 31, 2009	75,114,862	8,317,830	(75,782,350)	7,650,342

The above Consolidated Statement of Changes in Equity should be read in conjunction with the following notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Australian dollars)

Note 1:  Basis of Preparation
The general purpose financial report for the interim half year reporting period ended 31 December 2009 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting ("AASB 134") and the Corporations Act 2001.  This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and AASB 134.

This interim financial report does not include all notes of the type normally included in an annual financial report.  Accordingly, this report is to be read in conjunction with the Annual Report for the year ended June 30, 2009 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.  The accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended June 30, 2009.

Effective as of 1 July 2009, the Company adopted AASB 8 Operating Segments, which replaces AASB 114 Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. This has had no effect on the consolidated entity as one reporting segment is still deemed applicable given that the Company  is not a -complex operation. The Company reports segment information in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Company’s steering committee that makes strategic decisions.

Note 2:  Dividends
The Company resolved not to declare any dividends in the period ended December 31, 2009.

Note 3:  Segment Information
The Company's activities are predominately within Australia and cover research into Alzheimer's disease and other major age-related degenerative disorders.

Note 4:  Research and Development
For the six months ended 31 December 2009, the Company incurred research and development expenses of A$620,099.  Such expenses were offset by cash that the Company received due to an adjustment under a research and development contract, resulting in the line item of research and development expenses for such period being positive in the amount of A$289,316.

Note 5:  Contingent Liabilities and Assets
There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 6:  Financial Liabilities
Following a meeting of shareholders on 1 June 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and 3 million warrants to U.S. investors.  The U.S. investors acquired the ADRs at a price of US$5.00 per ADR with a 3 for 4 attaching warrant.  This offering raised US$20 million (A$28.9 million) before costs.  The warrants were exercisable for ADRs on or before 4 June 2009 at an exercise price of US$8.00 per warrant.  The warrants expired without being exercised on 4 June 2009.

Under AASB 132 paragraph 11, the warrants associated with this transaction were required to be classified as a Financial Liability, as opposed to Issued Capital, as a result of the warrants being exercisable in a foreign currency, that is a currency different to the functional currency of the Company.

At each reporting date the Financial Liability representing the warrants were required to be revalued to fair value with the movement in the fair value recorded in the statement of comprehensive income.

Note 7:  Issued and Unissued Capital

		As at
		December 31, 2009		June 30, 2009
	Note	No.	$	No.	$
Fully paid ordinary shares	(a)	233,965,871	72,413,218	202,710,473	67,487,345
Options over fully paid ordinary shares	(b)	-	2,701,644	14,279,133	2,701,644
Total Issued and Unissued Capital			75,114,862		70,188,989

(a) Fully paid ordinary shares

At the beginning of the year		202,710,473	67,487,345	201,800,240	67,140,659
Shares issued		30,915,000	5,193,243	93,750	142,125
Shares issued upon exercise of options		340,398	72,508	816,483	217,754
Transaction costs relating to share issues		-	(339,878)	-	(13,193)
At the end of the year		233,965,871	72,413,218	202,710,473	67,487,345

(b) Options for fully paid ordinary shares

At the beginning of the year		14,279,133	2,701,644	14,279,133	2,701,644
Expired options, unexercised		(14,279,133)	-	-	-
At the end of the year		-	2,701,644	14,279,133	2,701,644

Note 8:  Reserves – Share-Based Payments

	December 31, 2009		June 30, 2009
	No.	$	No.	$
Options over fully paid ordinary shares	24,374,769	6,348,833	13,335,167	5,158,335
Options over ADRs	380,000	1,515,434	380,000	1,515,434
Options over Warrants (1 ADR = 10 ordinary shares)	-	453,563	-	453,563
Total Share Based Payments	24,754,769	8,317,830	13,715,167	7,127,332

During the half year ended December 31, 2009, the following movements in options to purchase  fully paid ordinary shares occurred:

Options
•	Grant of options to purchase 3,580,000 ordinary shares to consultants
•	Grant of options to purchase 10,000,000 ordinary shares to investors as part of the November 2009 capital raising
•	Exercise of options to purchase 260,398 ordinary shares by employees
•	Exercise of options to purchase 80,000 ordinary shares by consultants
•	2,200,000 options expired on 31 July 2009, held by directors

Note 9:  Loss per Share
	As at
	December 31, 2009	December 31, 2008
Basic loss per share (cents)	(1.00)	(2.30)
Diluted loss per share (cents)	(1.00)	(2.30)
	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(2,215,845)	(4,642,510)
	No.	No.
b) Weighted average number or ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	221,209,017	202,067,685

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share.  Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share.  All of the outstanding options are anti-dilutive, therefore they have been excluded from the calculation of diluted loss per share.

Note 10:  Net Tangible Assets
	As at
	December 31, 2009	June 30, 2009
Net Tangible Assets	$7,650,342	$3,749,816
No. of Shares	233,965,871	202,710,473

Net Tangible Assets (cents)	3.27	1.85

Note 11:  Cash Flow Reconciliation

	As at
	December 31, 2009	December 31, 2008
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax	(2,215,845)	(4,642,510)

Add back depreciation expense	16,665	15,693
Add back foreign exchange	(26,785)	(71,280)
Add back fair valuation of financial liabilities	-	(532,597)
Add back equity to be issued	50,386	-
Add back equity issued for nil consideration	405,863	842,839
Increases/(Decreases) in Provisions	37,297	25,139
(Increases)/Decreases in Accounts Receivable	(10,707)	49,797
(Increases)/Decreases in Other Current Assets	65,573	(4,612)
Increases/(Decreases) in Accounts Payable	77,963	807,694
Net Operating Cash Flows	(1,599,590)	(3,509,837)

	As at
	December 31, 2009	June 30, 2009
(b) Reconciliation of cash and cash equivalents
Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Balance Sheet as follows:
Cash and cash equivalents	$8,372,006	$4,304,977

Note 12:  Going Concern

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable.  As at December 31, 2009, the consolidated entity incurred an operating loss of A$2,215,845 (2008 loss: A$4,642,510).  As at December 31, 2009, the consolidated entity’s net assets stood at A$7,650,342 (June 2009: A$3,749,816).  The consolidated entity’s cash position has increased to A$8,372,006 at December 31, 2009 from A$4,304,977 at June 30, 2009.

The Directors believe that the going concern basis of preparation is appropriate given the following reasons:

•
During the financial year ending 30 June 2010, the consolidated entity will work to further advance both the development of its core technologies, and if possible, the commercialization of those technologies.  Based on the forecast cash flows approved by the Board of Directors, which excludes any cash that may be raised through further allotment of capital or through joint collaboration arrangements with third parties, the Directors believe that sufficient cash will be available to fund the consolidated entity's operations over the 12 month period subsequent to the date of signing the financial statements.

•
At this time, the Directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Balance Sheet at 31 December 2009. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 13:  Events Subsequent to Reporting Date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the consolidated entity, the result of those operations or the state of affairs of the consolidated entity in subsequent financial years.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Report.

Background

We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997.  Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses.  The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange, or ASX.  Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.”  We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004, both of which are currently inactive.

Our interim financial statements appearing in this report are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  Our interim financial statements appearing in this report comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.  In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as aging progresses.  We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development.  Our product candidates are in early stages of development with our lead Alzheimer ’s disease drug, PBT2 having completed a Phase IIa clinical trial. We face the risks of failure inherent in developing drugs based on new technologies to later stages of development, including the risks and significant additional research and development expenditures on pre-clinical testing, clinical trials and obtaining regulatory approval.  To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets.  Initially we focused on clinical trials of our ‘proof of concept’ metal protein attenuating compound, or MPAC, PBT1, as a therapeutic for the treatment of Alzheimer’s disease.  Our research and discovery efforts led to the development of an improved MPAC within the same chemical class, PBT2, which was named as Prana’s lead MPAC for Alzheimer’s disease in 2003.

PBT2 has completed two Phase I trials and a Phase IIa clinical trial in patients with mild Alzheimer’s disease.  The results of the Phase IIa trial were published in Lancet Neurology in July 2008.  In parallel to our research and discovery programs in Alzheimer’s disease, we have characterized novel MPACs with promising pre-clinical performance in models of Parkinson’s disease and brain cancer.  For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2009, filed with Securities and Exchange Commission on September 25, 2009.

Highlights For The Six Months Ended December 31, 2009

•
In July 2009, we presented an update on the clinical efficacy of PBT2 at the International Conference on Alzheimer’s Disease (ICAD) in Vienna, Austria.  In a paper entitled, “PBT2 for Alzheimer’s disease: An update on Clinical Development,” Dr. Craig Ritchie, our European clinical advisor, presented new data showing that a patient’s overall executive function, as measured by the neuropsychological test battery, improved after 12 weeks treatment compared to patients on placebo.  In addition, post hoc analysis data was presented showing that in a responder analysis of patients participating in the trial, 41% of patients receiving PBT2 achieved substantial cognitive improvement compared to only 4% of patients receiving a placebo.

•
At the same ICAD conference, Assoc. Prof. Robert Cherny, our Head of Research, presented the paper entitled, “PBT2 ameliorates cognitive impairment in Alzheimer’s disease transgenic and aged mice: Evidence for a common mechanism of action.”  In addition to PBT2’s ability to inhibit beta amyloid toxicity, Assoc. Prof. Cherny also showed evidence that PBT2 restored the density of neuronal processes or spines and levels of neurotransmitters in aged, cognitively impaired mice to normal levels seen in young healthy mice.  This data is consistent with the expectation that PBT2 can ameliorate the cognitive deficits of the aged individual with Alzheimer’s disease.

•
In August 2009, the European Patent Office issued a notice of its ‘Decision to Grant’ the patent entitled, “8-Hydroxyquinoline derivatives” covering composition of matter claims to selected 8-Hydroxyquinoline compounds, including our lead MPAC for Alzheimer’s disease PBT2.  Later in the same month the United States Patent and Trade Mark Office issued a Notice of Allowance for the same patent containing the composition of matter claims to the selected 8-Hydroxyquinoline compounds and PBT2.  This patent case was granted in November 2009. Each of these patents has a 20 year term to July 2023, which may be extended.

•
In September 2009, we received a report on a study conducted on PBT519, our lead brain cancer MPAC, by the Royal Melbourne Hospital.  The report showed that PBT519 was able to significantly prevent the growth of the tumors of the deadly glioblastoma multiforme form of brain cancer in mouse models of the disease.  Moreover, PBT519 appeared to be very well tolerated and was at least as efficacious as the current leading form of chemotherapy, temozolomide. The data indicates that PBT519 may work synergistically with temozolomide in reducing the growth of such brain tumors.  We are currently developing a plan for the development of this lead brain cancer compound.

•
In December 2009, Assoc. Prof. David Finkelstein presented data on the effects of several of our Parkinson’s disease candidates at the World Congress on Parkinson’s Disease and Related Disorders held in Miami, United States.  The data presented showed that the our compounds could rescue neurons from dying in the Parkinson’s disease susceptible area of the brain, the substantia nigra, in two animal models of Parkinson’s disease.  In addition, data was presented showing that one promising compound, PBT434, significantly improved motor functioning in an animal model of Parkinson’s disease in addition to its ability to prevent the loss of substantia nigra tissue in the brain.

Six Months Ended December 31, 2009 Compared to Six Months Ended December 31, 2008

Revenue

Revenue decreased to A$92,856 for the six months ended December 31, 2009 from A$335,379 for the six months ended December 31, 2008, a decrease of A$242,523 or 72.31%.  The revenue in the six months ended December 31, 2009 and 2008 consisted of interest income.  The decrease in interest income is primarily attributable to reduced amounts of cash on hand in the six months ended December 31, 2009 and lower prevailing interest rates.

Research and development expenses

We recorded a positive number of research and development expenses in the amount of A$289,316 for the six months ended December 31, 2009, compared to research and development expenses of A$1,537,946 for the six months ended December 31, 2008, a difference of A$1,827,262.  For the six months ended December 31, 2009, we incurred research and development expenses of A$620,099.  Such expenses were offset by cash that we received due to an adjustment under a research and development contract, resulting in the line item of research and development expenses for such period being positive in the amount of A$289,316.  The decrease in research and development expenses in the six months ended December 31, 2009 is primarily attributable to decreased expenditure for costs associated with the Phase IIa clinical trial.  The trial commenced in December 2006 and was completed in February 2008 and the majority of expenditure related to the trial was incurred in the latter part of the trial extending into the second half of 2008.

Personnel expenses

Personnel expenses decreased to A$1,583,589 for the six months ended December 31, 2009 from A$2,265,496 for the six months ended December 31, 2008, a decrease of A$681,907 or 30.10%.  The decrease in personnel expenses is primarily attributable to decreased equity-based compensation in the form of options and shares issued to directors, employees and consultants.

Intellectual property expenses

Intellectual property expenses decreased to A$257,882 for the six months ended December 31, 2009 from A$782,474 for the six months ended December 31, 2008, a decrease of A$524,592 or 67.04%.  The decrease in intellectual property expenses in the six months ended December 31, 2009 was primarily due to the reduced costs in the period associated with the two international (PCT) patent cases entering national phase examination in many countries  and the patent case directed to 8-hydroxyquinoline compounds was in the process of substantive examination in Europe and the United States in the second half of 2008.

Auditor and accounting expenses

Audit and accounting expenses increased to A$111,573 for the six months ended December 31, 2009 from A$105,974 for the six months ended December 31, 2008, an increase of A$5,599 or 5.28%.  The increase in auditor and accounting expenses in the six months ended December 31, 2009 was attributable to an increase in auditor fees resulting from increased market rates.

Travel expenses

Travel expenses decreased to A$118,460 for the six months ended December 31, 2009 from A$187,707 for the six months ended December 31, 2008, a decrease of A$69,247 or 36.89%.  The decrease in travel expenses is primarily attributable to decreased overseas travel by executives and consultants for company business meetings.

Public relations and marketing expenses

Public relations and marketing expenses decreased to A$58,280 for the six months ended December 31, 2009 from A$118,543 for the six months ended December 31, 2008, a decrease of A$60,263 or 50.84%.  Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants.  The decrease in public relations and marketing expenses in the 2009 period is primarily attributable to the appreciation of the Australian dollar against the U.S. dollar during the six months ended December 31, 2009, which decreased the Australian dollar value of such U.S. dollar denominated expenses.

Depreciation expense

Depreciation expense increased to A$16,665 for the six months ended December 31, 2009 from A$15,693 for the six months ended December 31, 2008, an increase of A$972 or 6.19%.  The increase in depreciation expense is primarily attributable to additional plant and computer equipment in the aggregate amount of A$20,286 that we purchased during the six months ended December 31, 2009.

Other expenses

Other expenses from ordinary activities decreased to A$482,704 for the six months ended December 31, 2009 from A$545,477 for the six months ended December 31, 2008, a decrease of A$62,773 or 11.51%.  The decrease is primarily attributable to a decrease in insurance and office costs.

Foreign exchange gain

We recorded a foreign exchange gain of A$31,136 for the six months ended December 31, 2009 compared to a foreign exchange gain of A$48,824 for the six months ended December 31, 2008.  The gain recorded in the 2009 period was due to a significant increase in our foreign currency cash balance, which was offset by the appreciation of the Australian dollar against the U.S. dollar which had an adverse impact on the Australian dollar value of our cash held in U.S. dollars.  Foreign exchange gain reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, Great British Pounds and Euro.  In the 2009 period, the Australian dollar appreciated against the U.S. dollar, while the Australian dollar depreciated against the U.S. dollar in the 2008 period.

Gain on fair valuation of financial liabilities

We did not record a gain or loss on fair valuation of financial liabilities for the six months ended December 31, 2009.  We recorded a gain on fair valuation of financial liabilities of A$532,597 for the six months ended December 31, 2008, attributable to the warrants that were issued in connection with our private placement of securities in the United States in June 2004 that expired on June 4, 2009.  The gain and loss on fair value of financial liabilities is attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

Inflation and Seasonality

Management believes that inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of December 31, 2009, our accumulated deficit totaled A$75,782,350.  From inception until our initial public offering in March 2000, we financed our operations primarily through borrowings from two of our directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.

In December 2008, we raised A$114,000 (before costs) from the exercise of options previously granted to a consultant.  The options were exercised at A$0.285 per ordinary share (approximately US$4.43 per ADR).

In September 2009, we raised A$6.0 million (before costs) in a private placement to one of our institutional shareholders in the United States of 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR).  We also granted the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement.

We had A$8,372,006 of cash and cash equivalents at December 31, 2009, compared to A$4,304,977 at June 30, 2009 and A$7,851,877 at December 31, 2008.

Net cash used in operating activities decreased to A$1,599,590 during the six months ended December 31, 2009 from A$3,509,837 during the six months ended December 31, 2008.  Net cash used in operating activities primarily consists of payments to suppliers and employees.  The decrease in net cash used in the 2009 period was primarily due to reduced research and development expenses as a result of the completion of the Phase IIa clinical trial in February 2008 and reduced personnel expenses as a result of decreased equity-based compensation issued to directors, employees and consultants.

Net cash provided by financing activities was A$5,660,122 during the six months ended December 31, 2009 compared to A$106,152 during the six months ended December 31, 2008.  Cash flows provided by financing activities during the six months ended December 31, 2009 is attributable to a private placement of our ordinary shares to an institutional investor in the United States in September 2009.  Cash flows provided by financing activities during the six months ended December 31, 2008 is attributable to a consultant exercising options to purchase 400,000 ordinary shares at an exercise price of A$0.285 per share (before costs).

Capital expenditures for the six months ended December 31, 2009 was A$20,286 and capital expenditures for the six months ended December 31, 2008 was A$34,752.  These expenditures were principally for plant and computer equipment.  We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We believe our existing cash and cash equivalents as well as anticipated cash flow from government grants, interest income and potential option exercises will be sufficient to support our current operating plan for at least 12 months; however, we have based this estimate on assumptions that may prove to be incorrect.  Our future funding requirements will depend on many factors, including, but not limited to: the potential exercise of outstanding options, costs and timing of obtaining regulatory approvals; the costs and timing of obtaining, enforcing and defending our patent and intellectual property; the progress and success of pre-clinical and clinical trials of our product candidates; and the progress and number of our research programs in development.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidate.  In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners.  We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia.  Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited

/s/ Geoffrey P. Kempler
By: Geoffrey P. Kempler
Chief Executive Officer

Date: February 25, 2010